June 26, 2014

TRANSMISSION BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attn: Tia L. Jenkins
   Senior Assistant Chief Accountant
   Office of Beverages, Apparel and Mining

Re:  Form 20-F for the Fiscal Year Ended December 31, 2013
        Filed April 29, 2014
        File No. 1-35571

Ladies and Gentlemen:

This letter supplements the June 24, 2014 letter (the “Response Letter”) of Carter Ledyard & Milburn LLP, our U. S. securities law counsel, to the Securities and Exchange Commission (the “Commission”), filed by EDGAR that day, in response to the Staff’s comment letter, dated June 20, 2014 (the “Comment Letter”), relating to the above-referenced Form 20-F.  Earlier today, Craig Arakawa, a Commission Staff Accounting Branch Chief, called Bruce A. Rich, at Carter Ledyard & Milburn LLP, to discuss some follow-up points to the Response Letter.

Based upon the discussion between Mr. Arakawa and Mr. Rich, Gold Standard Ventures Corp. (the “Company”) is making the following representations to the Commission:

In our future annual reports on Form 20-F and other public disclosure documents, the Company will take into consideration and disclose as appropriate the information we provided in Comments 2, 3 and 4 of the Response Letter, as well as any subsequent information relevant to the questions raised in those comments.

It is noted that the response to Comment 1 in the Response Letter set forth that “in future SEC filings, the presentation of the selected financial data, where applicable will comply with Instruction 3 of General Instruction G to Form 20-F.”

The Company acknowledges that:
(i)	it is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act of 1934;
(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Company filings; and
(iii)	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Should you desire any additional information from the Company with regard to the Comment Letter, please feel free to call upon me.

Very truly yours /s/ Jonathan T. Awde Jonathan T. Awde, President and CEO